Banco de Galicia y Buenos Aires S.A.

                                                Buenos Aires, January 14th, 2010

Comision Nacional de Valores (National Securities Commission)

                               Ref.: Program for the issuance and re-issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 - Cancellation.

Dear Sirs,

In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that the Bank decided to repay the Negotiable Obligations detailed below and cancel the public offering thereof. Such Negotiable Obligations had been acquired under market terms:

* Negotiable Obligations due in 2014: for a face value of US$ 22,650,000 (twenty two million, six hundred and fifty thousand US Dollars).

Having made this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 now has a face value of US$ 184,964,781 (one hundred and eighty four million, nine hundred sixty four thousand and seven hundred and eighty one US Dollars).

Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 25,650,000 of Negotiable Obligations due in 2014.

Yours faithfully,


Patricia Lastiry
Attorney in fact